Exhibit 1.01

Global Cash Access Holdings, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2014

This Conflict Minerals Report for the reporting period from January 1, 2014 to December 31, 2014 (this “Report”) is made pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule requires public reporting companies to determine whether Conflict Minerals (as defined below) are necessary to the functionality or production of products they manufacture or contract to manufacture, and if so, to disclose annually whether any of those Conflict Minerals originated in the Democratic Republic of Congo (“DRC”) or certain countries that share an internationally-recognized border with the DRC (each, an “adjoining country”). The term “Conflict Minerals” means cassiterite, columbite-tantalite, gold and wolframite and their derivatives (tin, tantalum, tungsten, and gold).

Company and Product Overview

Unless otherwise specified or the context otherwise indicates, all references to “GCA,” “we,” “us,” “our,” and the “Company” refer to Global Cash Access Holdings, Inc. and its subsidiaries.

We provide integrated gaming payments solutions, video and mechanical reel gaming content and technology solutions, as well as compliance and efficiency software. Our Games business, under the Multimedia Games brand, provides: (a) comprehensive content, electronic gaming units and systems for Native American and commercial casinos, including the award-winning TournEvent® slot tournament solution; and, (b) the central determinant system for the video lottery terminals  installed at racetracks in the State of New York.  Our Payments business provides: (a) access to cash at gaming facilities via Automated Teller Machine (“ATM”) cash withdrawals, credit card cash access transactions, point-of-sale debit card transactions, and check verification and warranty services; (b) fully integrated gaming industry kiosks that provide cash access and related services; (c) products and services that improve credit decision making, automate cashier operations and enhance patron marketing activities for gaming establishments; (d) compliance, audit and data solutions; and (e) online payment processing solutions for gaming operators in states that offer intra-state, Internet-based gaming and lottery activities.

We manufacture or contract to manufacture with third parties to produce the cabinets that house our electronic gaming machines (“EGMs”) and our kiosk products, as well as other sub-assemblies. We have assembly facilities in Austin, Texas and Las Vegas, Nevada, where we assemble the EGMs and our kiosk products, which include the cabinets, computer assemblies, LCD screens, printers, bill validators and acceptors and other wiring and harnesses (collectively, the “Products”).  Certain Conflict Minerals (tin, tungsten, tantalum and gold) are necessary to the functionality of our Products. We assessed our Products and determined that the Products that we manufactured or contracted to manufacture in 2014 may contain Conflict Minerals that are necessary to the functionality or production of those Products.

Reasonable Country of Origin Inquiry

To perform our reasonable country of origin inquiry (“RCOI”), we identified approximately 114 suppliers whose parts, components, or materials may contain Conflict Minerals that are necessary to the functionality or production of our products. We conducted a survey of those suppliers using the Conflict Free Sourcing Initiative (“CFSI”) template (the “Template”) developed by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative. In the survey, we asked those suppliers (i) whether the products they supply to us (or their components) contained Conflict Minerals, and (ii) if they did, to provide information regarding the source of Conflict Minerals contained in those products and components. We relied on our suppliers to provide us with information about the source of Conflict Minerals contained in the products and components they supplied to us.  Based on our RCOI, we do not have sufficient information to conclusively determine the countries of origin of the Conflict Minerals in our products or whether the Conflict Minerals in our products are from recycled or scrap sources.  Accordingly, we conducted additional diligence on the source and chain of custody of Conflict Minerals used in our products.

Source and Chain of Custody Due Diligence

Due Diligence Plan

We performed our source and chain of custody due diligence measures in accordance with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, Second Edition (as described below and including by using the Template), as tailored to include steps appropriate for “downstream” companies such as the Company, by performing the following steps:

Establish strong management systems

We previously established an internal cross-functional team with executive-level representation and personnel with knowledge regarding our technology, products and supply chain to support supply chain due diligence. Our system of control and transparency for our supply chain consisted of our supplier survey and our response to the risks identified by that survey. In an effort to strengthen our engagement with our suppliers, we have requested our suppliers to provide smelter and refiner level information as part of the survey.

Identify and assess risk in our supply chain

We evaluated survey responses from our suppliers and followed up to clarify or amplify their responses as necessary.

Design and implement a strategy to respond to identified risks

Based on our evaluation of the supplier responses described above, we are in the process of implementing a risk management plan that includes follow-up with suppliers that may be sourcing or processing Conflict Minerals from the DRC or an adjoining country which may not be from recycled or scrap sources.

Support the development and implementation of independent third party audits of smelters’ and refiners’ sourcing

As a downstream company, we do not have direct relationships with smelters or refiners that produce the Conflict Minerals within our supply chain. Accordingly, we rely on the CFSI’s conflict-free smelters listing, and do not perform or direct audits of these entities’ supply chains of Conflict Minerals.

Report on supply chain due diligence

This Report is publicly available on our website at http://ir.gcainc.com/investor-relations/reports-and-filings/sec-filings/default.aspx and is filed with the SEC.

Due Diligence Implementation and Results

We received survey responses from approximately 40% of our direct suppliers. We do not have sufficient information from suppliers or other sources regarding all of the smelters and refiners that processed the Conflict Minerals supplied to us to conclude whether the Conflict Minerals originated in the DRC or an adjoining country and, if so, whether the Conflict Minerals were from recycled or scrap sources.

Based on the data provided by our suppliers, we concluded that we are unable to determine the country of origin of all of the Conflict Minerals in our supply chain during the reporting period.

Steps to be Taken to Further Mitigate Risk

Below are the steps that we intend to take in order to improve the due diligence conducted and further mitigate any risk that Conflict Minerals in our products could benefit armed groups in the DRC or an adjoining country:

•	adopt a supply chain policy for minerals originating from conflict-affected and high risk areas;

•	integrate our Conflict Minerals reporting requirements into our broader internal control procedures;

•	put in place an organizational structure and communication process that will ensure critical information, including company policy, reaches relevant employees and suppliers;

•

evaluate whether further inquiry of any of such suppliers would yield any additional information that would differ from or be inconsistent with any of the responses the suppliers provided to our questionnaire; and further assess by that additional form of engagement whether any information communicated by any of the suppliers would give us reason to believe that any of the DRC or an adjoining country in any of the products supplied to us were sourced from the DRC or an adjoining country;

•	communicate to employees about their ability to express concern on the supply chain; and

•	educate suppliers in order to improve responses specific to our products and to identify the locations at which our Conflict Minerals were processed.